EXHIBIT 3.1
CERTIFICATE OF AMENDMENT
OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF ONTRAK, INC.
(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)
Ontrak, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: This Certificate of Amendment (this “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on October 28, 2019, as amended by the Certificate of Amendment thereto filed with the Secretary of State on July 6, 2020, the Certificate of Amendment thereto filed with the Secretary of State on February 21, 2023, the Certificate of Amendment thereto filed with the Secretary of State on July 27, 2023, and the Certificate of Designations of Rights and Preferences filed with the Secretary of State on August 21, 2020 and Amendment No. 1 to Certificate of Designations of Rights and Preferences filed with the Secretary of State on October 15, 2020 (as amended to date, the “Certificate of Incorporation”).

SECOND: The Certificate of Incorporation is hereby amended by deleting paragraph 3 of Article FOURTH thereof in its entirety and substituting in lieu thereof a new paragraph 3 of Article FOURTH, which shall read in its entirety as follows:

“3. Effective at 12:01 a.m. Eastern Time on September 23, 2024 (the “Effective Time”), every fifteen (15) shares of Common Stock issued and outstanding or held by the Corporation in treasury stock, in each case immediately prior to the Effective Time, shall automatically be combined and reclassified into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided, however, that no fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split. In lieu thereof, any holder of Common Stock who would otherwise be entitled to a fractional share of Common Stock created as a result of the Reverse Stock Split (after taking into account all fractional share interests of the holder resulting from the Reverse Stock Split) shall be entitled to receive one (1) whole share of Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock (an “Old Certificate”) shall thereafter, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined and reclassified, subject to the treatment of fractional share interests described above; provided, however, that each holder of record holding an Old Certificate shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by the Old Certificate shall have been combined and reclassified, subject to the treatment of fractional share interests described above. The Reverse Stock Split shall have no effect on the number of authorized shares designated as Common Stock, the number of authorized shares designated as Preferred Stock or the respective par values per share thereof, in each case as set forth in paragraph 1 of this Article Fourth.”

THIRD: The amendment to the Certificate of Incorporation set forth in this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 17th day of September, 2024.

Ontrak, Inc.

By:     /s/ Brandon H. LaVerne
Name: Brandon H. LaVerne
Title: Chief Executive Officer

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